MILL CITY VENTURES III, LTD.

1907 Wayzata Boulevard, Suite 205

Wayzata, MN 55391

August 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: David Gessert / David Lin

Re:	Mill City Ventures, III, Ltd.
Registration Statement on Form S-1, File No. 333-264474

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: August 8, 2022

Requested Time: 5:00 pm, Eastern Time

Ladies and Gentlemen:

Mill City Ventures III, Ltd. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-264474), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:00 p.m. Eastern time on August 8, 2022, or as soon thereafter as practicable.

Please contact our counsel, Lahdan S. Rahmati of Lucosky Brookman LLP at (310) 948-9968 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Ms. Rahmati by telephone when this request for acceleration has been granted.

Sincerely yours,

MILL CITY VENTURES III, LTD.

/s/ Douglas M. Polinsky
Douglas M. Polinsky
Chief Executive Officer